Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

We have one class of shares, and each holder of our shares is entitled to one vote per share. As the Alibaba Partnership’s director nomination rights are categorized as a weighted voting rights structure (the “WVR structure”) under the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Hong Kong Listing Rules”), we are deemed as a company with a WVR structure. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a WVR structure. Our American depositary shares, each representing eight of our shares, are listed on the New York Stock Exchange in the United States under the symbol BABA.

ALIBABA GROUP HOLDING LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NYSE Trading Symbol: BABA;

Hong Kong Stock Code: 9988 (HKD Counter) and 89988 (RMB Counter))

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an annual general meeting (the “General Meeting”) of Alibaba Group Holding Limited (the “Company” or “we”) will be held on September 25, 2025 at 9:00 p.m., Hong Kong Time, or 9:00 a.m., New York Time.

The General Meeting will be held virtually by electronic means. Holders of the Company’s Ordinary Shares and American depositary shares (“ADSs”) as of the relevant record date (as detailed below) are cordially invited to attend, for holders of Ordinary Shares, a live webcast of the General Meeting (the “Ordinary Shares Virtual Meeting”), and for holders of ADSs, a separate virtual meeting (the “ADS Virtual Meeting” and together with the Ordinary Shares Virtual Meeting, the “Virtual Meetings”).

Please see below for further details and instructions on sending your proxy forms or voting instructions, and accessing and attending the Virtual Meetings. Please note that holders of ADSs are not able to attend and vote at the General Meeting, and should instruct Citibank, N.A., the holder of record for all the Ordinary Shares represented by the ADSs (through a nominee), as to how to vote the Ordinary Shares represented by their ADSs, as described below.

You can review and download this meeting notice, the proxy statement and the proxy form at the “Investor Relations – Annual General Meeting” section of the Company’s website at www.alibabagroup.com/en/ir/agm, or request a paper or e-mail copy of the proxy statement and other proxy materials, free of charge, by e-mail to shareholdermeeting@alibaba-inc.com. Unless otherwise defined herein, capitalized terms used in this meeting notice shall have the same meanings as those defined in the proxy statement, which is incorporated by reference into and as a part of this notice.

AGENDA

The General Meeting will be held for the purpose of considering, and if thought fit, passing the below matters by ordinary resolutions (which require a simple majority of the votes cast at the General Meeting), and to consider and transact such other business as may properly come before the General Meeting or any adjournment or adjournments thereof.

Proposal 1:	Share Issuance Mandate – grant the Board a general mandate, until the next annual general meeting of the Company, to issue, allot and/or otherwise deal with additional Ordinary Shares not exceeding 10% of the number of issued Ordinary Shares (excluding any Treasury Shares) as of the date of the General Meeting.

Proposal 2:	Share Repurchase Mandate – grant the Board a general mandate, until the next annual general meeting of the Company, to repurchase Ordinary Shares not exceeding 10% of the number of issued Ordinary Shares of the Company (excluding any Treasury Shares) as of the date of the General Meeting.

Proposal 3:	Election of Directors – elect, as separate resolutions, each of Eddie Yongming WU, Jerry YANG, Wan Ling MARTELLO and Albert Kong Ping NG as directors, to serve until the Company’s 2028 annual general meeting.

Proposal 4:	Appointment of Independent Registered Public Accounting Firm – appoint PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as the Company’s U.S. and Hong Kong independent registered public accounting firms, respectively, until the next annual general meeting of the Company.

Further details of the above proposals are set out in the proxy statement.

RECORD DATES AND QUORUM

Holders of Ordinary Shares

The Board has fixed the close of business on August 5, 2025, Hong Kong Time, as the record date of Ordinary Shares (the “Ordinary Shares Record Date”). Holders of record of the Company’s Ordinary Shares as of the Ordinary Shares Record Date are entitled to attend and vote at the General Meeting and any adjourned meeting thereof or send their proxy forms or voting instructions in advance.

Holders of ADSs

Holders of record of ADSs as of the close of business on August 5, 2025, New York Time (the “ADS Record Date”), who wish to exercise their voting rights for the underlying Ordinary Shares must give voting instructions to Citibank, N.A., the depositary of the ADSs.

Quorum

One or more shareholders holding in aggregate not less than one-third of the voting power of the Ordinary Shares in issue carrying a right to vote at the General Meeting, present in person or by proxy, or if a corporation or other non-natural person, by its duly authorized representative or proxy, and entitled to vote, shall be quorum for all purposes.

VOTING AND SOLICITATION

Each Ordinary Share issued and outstanding as of the close of business on the Ordinary Shares Record Date is entitled to one vote at the General Meeting. Each resolution put to the vote at the General Meeting will be decided by poll. For the avoidance of doubt, holders of records of Treasury Shares held by the Company, if any, shall not be entitled to vote (or, if and to the extent that holder of any such Treasury Shares is entitled to vote, shall abstain from voting) at the General Meeting.

Copies of solicitation materials will be furnished to all holders of Ordinary Shares and ADSs, including banks, brokerage houses, fiduciaries and custodians holding in their names Ordinary Shares or ADSs beneficially owned by others, to forward to those beneficial owners.

Voting by Holders of Ordinary Shares

If you hold Ordinary Shares directly, you are encouraged to send us the proxy form, which is incorporated by reference into and as a part of this notice. When proxy forms are properly dated, executed and returned by holders of Ordinary Shares to the mailing or e-mail address set forth in the proxy form before 9:00 p.m., Hong Kong Time, on September 23, 2025 (the deadline for the return of such proxy forms), the Ordinary Shares they represent will be voted by the proxy holder at the General Meeting, or at any adjournment thereof, in accordance with the instructions of the shareholder. If no specific instructions are given in such proxy forms, the proxy holder will vote in such proxy holder’s discretion. The proxy holder will also vote in such proxy holder’s discretion on any other matters that may properly come before the General Meeting, or at any adjournment thereof. Where any holder of Ordinary Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Ordinary Shares will not be included or counted in the determination of the number of Ordinary Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above). Holders of record of Ordinary Shares may also attend and vote at the General Meeting. Please see information about attending the General Meeting below.

If you hold Ordinary Shares indirectly through a brokerage firm, bank or other financial institution, you must return a voting instruction form to your brokerage firm, bank or other financial institution. Please separately contact your brokerage firm, bank or other financial institution for information on how to vote or attend the General Meeting.

Voting by Holders of ADSs

As the holder of record for all the Ordinary Shares represented by the ADSs (through a nominee), only Citibank, N.A., in its capacity as depositary of the ADSs, may attend and vote those Ordinary Shares at the General Meeting.

We have requested Citibank, N.A., as depositary of the ADSs, to distribute to all owners of record of ADSs as of the ADS Record Date, the notice of the General Meeting and an ADS voting card (“ADS Voting Card”), which is incorporated by reference into and as a part of this notice. Upon the timely receipt from any holders of record of ADSs of voting instructions in the manner specified, Citibank, N.A. will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted the number of Ordinary Shares represented by the ADSs in accordance with such voting instructions. Under the terms of the deposit agreement for the ADSs (the “Deposit Agreement”), Citibank, N.A. will not vote or attempt to exercise the right to vote other than in accordance with such voting instructions or such deemed instructions as further described in the paragraphs below.

There is no guarantee that a holder of ADSs will receive the materials described above with sufficient time to enable such holder to return voting instructions to Citibank, N.A. in a timely manner, in which case the Ordinary Shares underlying the ADSs may not be voted in accordance with the wishes of the holder of ADSs.

If an ADS Voting Card is missing voting instructions, Citibank, N.A. shall deem the holder of the ADSs in question to have instructed Citibank, N.A. to vote in favor of the items set forth in the ADS Voting Card. If an ADS Voting Card contains conflicting voting instructions as to any issue to be voted on at the General Meeting, Citibank, N.A. shall deem the holder of the ADSs in question to have instructed Citibank, N.A. to abstain from voting on such issue.

If no timely instructions are received by Citibank, N.A. from a holder of ADSs by 10:00 a.m. New York Time, September 16, 2025, Citibank, N.A. will deem such holder of ADSs to have instructed it to give a discretionary proxy to a person designated by the Company to vote the Ordinary Shares represented by such holder’s ADSs, unless the Company has informed Citibank, N.A. that (x) the Company does not wish such proxy to be given, (y) substantial opposition exists, or (z) the rights of holders of Ordinary Shares may be materially adversely affected, in each case in accordance with the terms of the Deposit Agreement.

Revocability of Proxies and ADS Voting Cards

Any proxy given by a holder of Ordinary Shares by means of a proxy form, and any voting instructions given by a holder ADSs by means of an ADS Voting Card, pursuant to this solicitation may be revoked: (a) for holders of Ordinary Shares or ADSs, by such holder submitting a written notice of revocation or a fresh proxy form or fresh ADS Voting Card, as the case may be, bearing a later date, which must be received by the deadlines for returning the proxy forms or ADS Voting Cards set forth above, or (b) for holders of Ordinary Shares only, by such holder attending the General Meeting and voting in person.

If you hold Ordinary Shares indirectly, please contact your brokerage firm, bank or other financial institution for information about how to revoke your voting instructions.

Voting Deadlines

Your vote is important. You are urged to complete, sign, date and return the proxy form to us (for those who hold Ordinary Shares directly), your voting instructions to your brokerage firm, bank or other financial institutions (for those who hold Ordinary Shares indirectly) or your ADS Voting Card to Citibank, N.A. (for holders of ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights.

If you hold Ordinary Shares directly, we must receive your duly completed, signed and dated proxy form by no later than 9:00 p.m., Hong Kong Time, on September 23, 2025 to ensure your representation at the General Meeting.

If you hold Ordinary Shares indirectly, please contact your brokerage firm, bank or other financial institution for the relevant voting deadline.

For holders of ADSs, Citibank, N.A. must receive your ADS Voting Card by no later than 10:00 a.m., New York Time, on September 16, 2025 to enable the votes attaching to the Ordinary Shares represented by your ADSs to be cast at the General Meeting.

ACCESSING THE VIRTUAL MEETINGS

Holders of Ordinary Shares as of the Ordinary Shares Record Date may attend the General Meeting through accessing the Ordinary Shares Virtual Meeting. Holders of ADSs as of the ADS Record Date may attend the ADS Virtual Meeting. Attendees of the Virtual Meetings may submit questions online. Due to the time limit, only selected questions will be answered at the discretion of the chairman of the meeting.

Ordinary Shares Virtual Meeting

Only holders of record of Ordinary Shares as of the Ordinary Shares Record Date are entitled to attend and vote at the General Meeting. Those who hold the Company’s Ordinary Shares indirectly should contact their brokerage firm, bank or other financial institution for further information on how to attend and vote at the General Meeting.

Registered holders of Ordinary Shares (i.e., those who hold Ordinary Shares directly) and non-registered holders of Ordinary Shares (i.e., those who hold Ordinary Shares indirectly) can attend, vote and raise questions at the General Meeting through online access by visiting the website – https://meetings.computershare.com/Alibaba2025AGM (the “Online Platform”). By logging in the Online Platform, Shareholders will be able to view a live webcast of the General Meeting, submit questions, and cast vote in real-time. The Company strongly encourages holders of Ordinary Shares to attend, participate and vote at the General Meeting by visiting the Online Platform. The Online Platform will be open for login 30 minutes before the commencement of the General Meeting and can be accessed with Internet connection by a smart phone, tablet device or computer.

If shareholders have any enquiries pertaining to the arrangements for the Ordinary Shares Virtual Meeting, or the registration process, please contact the Hong Kong share registrar of the Company, Computershare Hong Kong Investor Services Limited as follows:

Computershare Hong Kong Investor Services Limited

17M Floor, Hopewell Centre 183 Queen’s Road East

Wanchai, Hong Kong

Telephone: +852 2862 8555

Facsimile: +852 2865 0990

Website: www.computershare.com/hk/contact

Login details for registered holders of Ordinary Shares

Login details to access the Online Platform will be included in the Company’s notification letter dispatched to the registered holders of Ordinary Shares together with this meeting notice and related documents by the Hong Kong share registrar of the Company, Computershare Hong Kong Investor Services Limited.

Login details for non-registered holders of Ordinary Shares

Non-registered holders of Ordinary Shares who wish to attend and vote at the General Meeting using the Online Platform should:

(1)	contact and instruct their intermediary through which their Ordinary Shares are held to appoint themselves as proxies or corporate representatives to attend the General Meeting; and

(2)	provide their email addresses to their intermediary before the time limit required by the relevant intermediary.

Login details to access the Online Platform will be sent by the Hong Kong share registrar of the Company, Computershare Hong Kong Investor Services Limited, one day prior to the General Meeting, to the email address of the non-registered holders of Ordinary Shares provided by the intermediary.

Login details for proxies

In the event that any holder of Ordinary Shares appoints any person other than the representatives of the Company as set forth in the proxy form to be their proxy, login details to access the Online Platform will be sent by the Hong Kong share registrar of the Company, Computershare Hong Kong Investor Services Limited, to the email address of such proxy provided in the returned proxy form.

Voting

The Online Platform permits a split vote on a resolution. A holder of Ordinary Shares (both registered and non-registered) entitled to more than one vote need not cast all of his/her/its votes or does not have to vote his/her/its shares in the same way. In the case of a proxy, the proxy can vote such number of shares and in a way in respect of which he/she has been appointed as a proxy.

The Company encourages holders of Ordinary Shares to exercise their right to vote at the General Meeting by appointing the representatives of the Company as set forth in the proxy form as their proxy.

Where there are joint registered holders of any Ordinary Share(s), any one of such persons may vote at the General Meeting, either through Online Platform or by proxy, in respect of such Ordinary Share(s) as if he/she is solely entitled to, but if more than one of such joint holders be present at the General Meeting through Online Platform only one device is allowed per login or by proxy. For the avoidance of doubt, holders of Treasury Shares (if any) are not entitled to vote at the General Meeting.

ADS Virtual Meeting

Holders of ADSs will not be able to vote through the ADS Virtual Meeting. Therefore, even if you plan on attending and accessing the ADS Virtual Meeting, please send in your ADS Voting Card in advance.

Holders of ADSs may access the ADS Virtual Meeting at https://www.virtualshareholdermeeting.com/alibaba25. This website will be accessible on or shortly after the date of the proxy statement.

To log into the ADS Virtual Meeting, you will need a unique 16-digit control code, which the holders of ADSs will receive in the mail. With your 16-digit control code, you will be able to submit questions through the ADS Virtual Meeting prior to the meeting and in real-time during the meeting.

ANNUAL REPORT

You may obtain a copy of the Company’s annual report on Form 20-F and/or Hong Kong annual report, free of charge, from the Company’s website at www.alibabagroup.com/en/ir/home, or by contacting Alibaba Group Holding Limited, 26/F Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong, attention: Investor Relations, telephone: +852 2215-5100, e-mail: investor@alibaba-inc.com.

By order of the Board
Kevin Jinwei ZHANG
Company Secretary

Hong Kong, China

August 6, 2025

As at the date of this document, our board of directors comprises Mr. Joseph C. TSAI as the chairman, Mr. Eddie Yongming WU, Mr. J. Michael EVANS and Ms. Maggie Wei WU as directors, and Mr. Jerry YANG, Ms. Wan Ling MARTELLO, Mr. Weijian SHAN, Ms. Irene Yun-Lien LEE, Mr. Albert Kong Ping NG and Mr. Kabir MISRA as independent directors.